HealthWarehouse.com, Inc.
100 Commerce Blvd.
Loveland, OH 45140

June 18, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	HealthWarehouse.com, Inc.
Preliminary Schedule 14C
(Filed June 9, 2010 – File No. 000-13117)

Ladies and Gentlemen:

On behalf of HealthWarehouse.com, Inc., a Delaware corporation, we are submitting the following responses to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated June 17, 2010.

Comment No. 1:

Please revise to provide disclosure that compares your outstanding securities prior to the reverse stock split to your outstanding securities after the reverse stock split.

In response to Comment No. 1 of the Commission’s June 17, 2010 letter, the disclosure requested is currently contained on page 6 of the Schedule 14C under the subheading Corporate Matters.

Comment No. 2:

Although we note that you are reducing your authorized shares of common stock from 750,000,000 to 50,000,000 shares, it appears that there will be additional authorized and unissued shares available after the reverse stock split.  Please expand your disclosure [to] disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the reverse stock split and taking into account the reduction in authorized shares of common stock.

In response to Comment No. 2 of the Commission’s June 17, 2010 letter, we propose adding the following new sentence after the second sentence under the heading Authorized Shares on page 7 of the Schedule 14C:  “We do not have any current plans to issue any of the additional newly authorized common shares that will result from this reduction in the number of authorized  common shares in a different proportion than the Reverse Split ratio.”

HealthWarehouse.com, Inc. acknowledges to the Commission that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

U.S. Securities and Exchange Commission
June 18, 2010

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Commission’s staff have any questions concerning, or desire any further information or clarification in respect of, the Schedule 14C, please do not hesitate to contact me at 513-919-4731 or Mark Zummo, Esq. at Kohnen & Patton LLP, PNC Center, Suite 800, 201 E. Fifth Street, Cincinnati, OH 45202, 513-381-0656 telephone, 513-381-5823 facsimile, or mzummo@kplaw.com.

Sincerely,

HealthWarehouse.com, Inc.

By: /s/ Lalit Dhadphale
       Lalit Dhadphale, President and CEO